OMB APPROVAL
                                                            ------------

                                                    OMB Number:        3235-0145
                                                    Expires:     August 31, 1999
                                                    Estimated average burden
                                                    hours per response ....14.90

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            VDC Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   91821B 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Frederick A. Moran
                            VDC Communications, Inc.
                               75 Holly Hill Lane
                               Greenwich, CT 06830
                                 (203) 869-5100
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 26, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.204.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

--------------------------------------------------------------------------------
CUSIP No. 91821B 10 1                                         Page 2 of 10 Pages
--------------------------------------------------------------------------------
         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  Frederick A. Moran
--------------------------------------------------------------------------------
         2.       Check  the  Appropriate  Box  if  a  Member  of  a  Group (See
                  Instructions)

                  (a)
                  (b)      X
--------------------------------------------------------------------------------
         3.       SEC Use Only

--------------------------------------------------------------------------------
         4.       Source of Funds (See Instructions)

                  PF, OO
--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                  X
--------------------------------------------------------------------------------
         6.       Citizenship or Place of Organization

                  U.S.A.
--------------------------------------------------------------------------------
Number of             7.               Sole Voting Power
Shares Bene-
ficially by                            310,375 (1)
Owned by Each        -----------------------------------------------------------
Reporting             8.               Shared Voting Power
Person With
                                       971,463
                      ----------------------------------------------------------
                      9.               Sole Dispositive Power

                                       310,375 (1)
                      ----------------------------------------------------------
                      10.              Shared Dispositive Power

                                       971,463
--------------------------------------------------------------------------------
         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  4,068,960 (2)
--------------------------------------------------------------------------------
         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
         13.      Percent of Class Represented by Amount in Row (11)

                  18.3% (3)
--------------------------------------------------------------------------------
         14.      Type of Reporting Person (See Instructions)

                  IN

(1) Includes stock options to purchase 60,000 shares of VDC Communications, Inc. ("Issuer") common stock, par value $.0001 per share ("Common Stock") held by Frederick A. Moran ("Mr. Moran"), individually and vested as of April 2000.

(2) Includes stock options to purchase 64,500 shares of Issuer Common Stock which are vested as of April 2000. The 4,068,960 shares are owned by the following individuals and entities in the following amounts: Frederick A. Moran (125,000 shares plus options to purchase 60,000 shares); Joan Moran (options to purchase 4,500 shares); Frederick A. Moran and Joan Moran (930,083 shares); Frederick A. Moran and Anne Moran (41,380 shares); the Moran Equity Fund, Inc.

--------------------------------------------------------------------------------
CUSIP No. 91821B 10 1                                         Page 3 of 10 Pages
--------------------------------------------------------------------------------

(938 shares); the Luke F. Moran Trust (1,328,660 shares); the Kent F. Moran Trust (1,328,810 shares); Luke F. Moran (22,102 shares); Kent F. Moran (15,671 shares); the Frederick A. Moran, IRA (85,998 shares); the Frederick Moran Trust (90 shares); the Anne Moran Trust (125 shares); the Luke Moran IRA (333 shares); the Kent Moran IRA (333 shares); the Joan Moran IRA (248 shares); Anne Moran (63,643 shares); and the Anne Moran IRA (61,046 shares).

         This Statement assumes that all shares referenced in the preceding paragraph are beneficially owned by Mr. Moran due to his family relationship and family association with the individuals and entities in the preceding paragraph and therefore the possibility that Mr. Moran is part of a "group" for the purposes of Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder. However, it is important to note, as referenced in Items 7 through 10 of the cover page, that Mr. Moran has voting and dispositive power over a very limited number of shares. The filing of this Statement shall not be construed as an admission that Mr. Moran is, for purposes of Section 13(d), or 13(g) of the Act, the beneficial owner of any securities covered by the Statement. The filing of this Statement shall not be construed as an admission that Mr. Moran is part of any "group" for the purposes of Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder. Moreover, Mr. Moran specifically disclaims that he is part of any such group. This disclaimer is based, in part, on the fact that there is neither an agreement, either orally or in writing, among the Moran individuals or Moran entities that Mr. Moran is associated with, nor is there a common plan or goal among such individuals and entities that would give rise to a "group."

(3) Based upon 21,655,632 shares of Issuer Common Stock outstanding as of April 26, 2000 plus 64,500 shares of Issuer Common Stock underlying stock options plus 540,000 shares of Issuer Common Stock purchased by Mr. Moran and Joan Moran in a private placement on April 26, 2000, but not yet issued.

         This Amendment No. 1 (the "Amendment No. 1" or "Statement") amends the Schedule 13D, dated December 17, 1999 (the "Schedule 13D") filed by Mr. Moran. Except as specifically amended hereby, the Schedule 13D remains in full force and effect.

         Defined terms herein shall have the meaning specified in the Schedule 13D, except as provided herein.

         Item 3 of the Schedule 13D is amended hereby in its entirety to read:

Item 3.  Source and Amount of Funds or Other Consideration

         On April 26, 2000, Mr. Moran and his wife, Joan Moran, jointly purchased 540,000 shares of Issuer Common Stock for $1,080,000 (the "Private Placement"). The source of this purchase price was the personal funds of Mr. Moran and Joan Moran.

         The  following   paragraphs  detail  certain  prior  transactions  that
resulted in the acquisition of Issuer securities, certain of which are reflected in this Statement.

         On May 5, 1999, Mr. Moran and his wife, Joan Moran, jointly purchased 280,000 shares of Issuer Common Stock for $840,000. The source of this purchase price was the personal funds of Mr. Moran and Joan Moran. Also on May 5, 1999, the Kent F. Moran Trust purchased 24,160 shares of Issuer Common Stock for $72,480. The source of this purchase price was the Trust's funds. Also on May 5, 1999, the Luke F. Moran Trust purchased 24,010 shares of Issuer Common Stock for $72,030. The source of this purchase price was the Trust's funds. The above-referenced acquisitions were part of an overall private placement conducted by the Issuer in May 1999 (the "May 1999 Private Placement") in which the Issuer sold 1,265,947 shares of Common Stock in a non-public offering exempt from registration pursuant to Section 4(2), and Rule 506 of Regulation D of the Securities Act of 1933 as follows:

--------------------------------------------------------------------------------
CUSIP No. 91821B 10 1                                         Page 4 of 10 Pages
--------------------------------------------------------------------------------

                    Shareholder                                       Number of Shares     Consideration ($)     Warrants(1)
                    -----------                                       ----------------     -----------------     --------

                    Adase Partners, L.P.                                        60,000             162,000.00          6,000

                    Alnilam Partners, LP                                         2,185                    (2)

                    Dean Brizel and Jeanne Brizel                               20,000              54,000.00          2,000

                    Stephen Buell                                               20,000              54,000.00          2,000

                    Capital Opportunity Partners One, LP                        20,000              54,000.00          2,000

                    Arthur Cooper and Joanie Cooper                             40,000             108,000.00          4,000

                    Mark Eshman & Jill Eshman trustees for the                  20,000              54,000.00          2,000
                       Eshman Living Trust dated 9/24/90

                    Jeffrey Feingold and Barbara Feingold                       20,000              54,000.00          2,000

                    Fred Fraenkel                                               20,000              54,000.00          2,000

                    Torunn Garin                                                60,000             162,000.00          6,000

                    Henry D. Jacobs Jr.                                         37,037              99,999.90          3,703

                    Frederick A. Moran and Joan B. Moran                       280,000             840,000.00              -

                    Kent F. Moran Trust                                         24,160              72,480.00              -

                    Luke F. Moran Trust                                         24,010              72,030.00              -

                    Ernst Von Olnhausen                                         10,000              27,000.00          1,000

                    Paradigm Group, LLC                                        370,370             999,999.00         64,814 (3)

                    PGP I Investors, LLC                                       185,185             499,999.50         18,518

                    Santa Fe Capital Group (NM), Inc.                            3,000                    (2)

                    Scott Schenker and Randi Schenker                           20,000              54,000.00          2,000

                    Michael Weissman                                            10,000              27,000.00          1,000

                    Robert Vicas                                                20,000              54,000.00          2,000
                                                                    ------------------    -------------------   ------------

                    Total                                                    1,265,947                               121,035

(1) The warrants have an exercise price of $6.00 per share and expire three years from the date of grant (May, 2002).

(2) In consideration for investment banking services rendered in connection with private placement.

(3) Includes warrant to purchase 27,777 shares granted in consideration for consulting services rendered in connection with private placement.

         In December 1998, Anne Moran, the Anne Moran IRA, Mr. Moran and Anne Moran, the Frederick A. Moran, IRA, the Joan Moran, IRA, Kent Moran, Luke Moran and the Moran Equity Fund, Inc. purchased shares of Issuer Common Stock in a non-public offering exempt from registration pursuant to Section 4(2) and Rule 506 of Regulation D of the Act as set forth below (the "December Private Placement"). For the individuals and entity referenced in this paragraph, certain other information required by this Item 3 is set forth in the table below.

--------------------------------------------------------------------------------
CUSIP No. 91821B 10 1                                         Page 5 of 10 Pages
--------------------------------------------------------------------------------


Shareholder                              Number of Shares   Purchase Price ($)            Source of Funds
-----------                              ----------------   ------------------            ---------------
Anne Moran                                 35,310               127,998.75          Personal funds of Anne Moran
Anne Moran, IRA                            49,379               178,998.87          Personal funds of Anne Moran
Frederick A. Moran &                       41,380               150,002.50        Personal funds of Mr. Moran and
Anne Moran                                                                                   Anne Moran
Frederick A. Moran, IRA                       331               1,199.875           Personal funds of Mr. Moran
Frederick W. Moran                        100,000                362,500                        N/A
Joan Moran, IRA                               248                  899              Personal funds of Joan Moran
Kent Moran                                  8,221               29,801.13           Personal funds of Kent Moran
Luke Moran                                  9,352                 33,901            Personal funds of Luke Moran
Moran Equity Fund, Inc.                       938                3,400.25                 Working capital
                                              ---
TOTAL                                     245,159


         In May 1998, Anne Moran, the Anne Moran Trust, the Anne Moran, IRA, the Moran Equity Fund, Inc., the Frederick A. Moran, IRA, Frederick A. Moran and Joan B. Moran, the Frederick A. Moran Trust, Kent Moran, the Kent Moran, IRA, Luke Moran, and the Luke Moran IRA purchased shares of Issuer Common Stock in a non-public offering exempt from registration pursuant to Section 4(2) and Rule 506 of Regulation D of the Act as set forth below (the "May Private Placement"). For the individuals and entities referenced in this paragraph, certain other information required by this Item 3 is set forth in the table below.


Shareholder                         Number of Shares       Purchase Price ($)              Source of Funds
-----------                         ----------------       ------------------              ---------------

Lancer Offshore, Inc.                     150,000               900,000                          N/A
Lancer Voyager Fund                        25,000               150,000                          N/A
Anne Moran                                 39,333               235,998             Personal funds of Anne Moran
Anne Moran Trust                              250                 1,500                       Trust funds
Anne Moran, IRA                            11,667                70,002             Personal funds of Anne Moran
Moran Equity Fund, Inc.                    27,000               162,000                    Working capital
Frederick A. Moran, IRA                    85,667               514,002              Personal funds of Mr. Moran
Frederick A. Moran                         23,667               142,002            Personal funds of Mr. Moran and
& Joan B. Moran                                                                              Joan Moran
Frederick A. Moran Trust                      180                 1,080                      Trust funds
Frederick W. Moran                        100,000               600,000                          N/A
Kent Moran                                 10,000                60,000             Personal funds of Kent Moran
Kent Moran, IRA                               333                 1,998             Personal funds of Kent Moran
Luke Moran                                 10,000                60,000             Personal funds of Luke Moran
Luke Moran, IRA                               333                 1,998             Personal funds of Luke Moran
Alan B. Snyder                            100,000               600,000                          N/A
                                          -------
TOTAL                                     583,430


         Pursuant to the terms of an Amended and Restated Agreement and Plan of Merger, by and among VDC Corporation Ltd. ("VDC"), a Bermuda company, the Issuer (then known as VDC (Delaware), Inc.), Sky King Communications, Inc., a Connecticut corporation ("Sky King") and the Sky King shareholders (the "Merger Agreement"), as further amended by an Amendment to the Merger Agreement, dated March 6, 1998 (the "Amendment"), Sky King merged with and into the Issuer (the "Merger"). In exchange for their shares of Sky King common stock, Sky King shareholders were issued shares of preferred stock of the Issuer ("Preferred Stock"). As part of the Merger: (1) Mr. Moran and Joan Moran were jointly issued 82,670 shares of Preferred Stock; (2) Luke Moran was issued 1,304,650 shares of Preferred Stock; and (3) Kent Moran was issued 1,304,650 shares of Preferred Stock. In accordance with the terms of the Merger Agreement, all shares of Preferred Stock, including those shares held by Mr. Moran and Joan Moran, jointly, Kent Moran and Luke Moran, were converted into shares of Issuer Common Stock upon the merger of VDC with and into the Issuer on November 6, 1998.

         References to, and descriptions of, the Merger Agreement and the Amendment as set forth in this Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement and the Amendment, included as Exhibits 4 and 5 to the Schedule 13D, respectively, and are incorporated in this
Item 3 where such references and descriptions appear.

--------------------------------------------------------------------------------
CUSIP No. 91821B 10 1                                         Page 6 of 10 Pages
--------------------------------------------------------------------------------

         Item 4 of the Schedule 13D is amended hereby in its entirety to read:

Item 4.  Purpose of the Transaction

         The securities acquired by Frederick A. Moran and Joan Moran, Frederick
A. Moran and Anne Moran, the Moran Equity Fund, Inc., the Luke F. Moran Trust, the Kent F. Moran Trust, Luke F. Moran, Kent F. Moran, the Frederick A. Moran, IRA, the Frederick Moran Trust, the Anne Moran Trust, the Luke Moran IRA, the Kent Moran IRA, the Joan Moran IRA, Anne Moran, and the Anne Moran, IRA, as documented above in Item 3, were acquired for investment purposes. It should be noted, however, that the shares acquired by Mr. Moran and Joan Moran, Luke Moran and Kent Moran in the Merger were acquired in a transaction pursuant to which Sky King management, including Mr. Moran, assumed management control of VDC. That is, despite the fact that the shares acquired by such individuals were acquired for investment purposes, the shares were acquired as part of a transaction that specifically contemplated a change in management.

         Except as set forth below, Mr. Moran does not have any present plans or proposals which relate to, or would result in: (a) an acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors (the "Board") or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to the Act; or (j) any action similar to those enumerated above.

         In his capacity as a shareholder of the Issuer, Mr. Moran does not have any present plans or proposals which relate to, or would result in transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Mr. Moran reserves the right to acquire, sell or transfer securities of the Issuer to the extent he deems advisable in light of market conditions and other factors.


         As an Officer and Director of the Issuer, Mr. Moran has influence over the corporate activities of the Issuer, including as may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Mr. Moran reserves the right to formulate and implement purposes, plans, or proposals regarding the Issuer or its securities to the extent he deems advisable in light of his position as Chief Executive Officer, Chairman of the Board and Director of the Issuer.

         As previously announced by the Issuer, the Issuer has come to an agreement to acquire a privately owned U.S. retail long distance carrier. Mr. Moran, in his capacity as an Officer of the Issuer, has been and will continue to be involved in said acquisition, regardless of its end result. As previously announced, the Issuer has commenced development of a Voice Over Internet Protocol business. Mr. Moran, in his capacity as an Officer of the Issuer, has been and will continue to be involved in the development of this business. The Company had been underway with a private placement. In light of Mr. Moran's completing the Private Placement, the Company may (or may not) cancel that undertaking. The statements made in this paragraph speak only as of the date made. To the fullest extent permitted by law, Mr. Moran disclaims any obligation to update any of these statements to reflect any change in Mr. Moran's expectations with regard thereto or any change in events, conditions, circumstances or assumptions underlying such statements.

         Item 5 of the Schedule 13D is amended hereby in its entirety to read:

Item 5.  Interest in Securities of the Issuer

         (a) As of the date of the filing of this Statement, Mr. Moran is the beneficial owner of 4,068,960 shares of Issuer Common Stock (see Footnote 1 below)(which includes stock options to purchase 64,500 shares of Issuer Common

--------------------------------------------------------------------------------
CUSIP No. 91821B 10 1                                         Page 7 of 10 Pages
--------------------------------------------------------------------------------

Stock which are vested as of April 2000) which constitutes 18.3% of the issued and outstanding shares of Issuer Common Stock (based upon 21,655,632 shares of Issuer Common Stock outstanding as of April 26, 2000 plus 64,500 shares of Issuer Common Stock underlying stock options plus 540,000 shares of Issuer Common Stock purchased by Mr. Moran and Joan Moran in a private placement on April 26, 2000, but not yet issued).

         (b) As of the date of filing this Statement, Mr. Moran had sole dispositive and voting power with respect to 310,375 shares of Issuer Common Stock (including options to purchase 60,000 shares of Issuer Common Stock held by Mr. Moran, individually, and vested as of April 2000) and shared dispositive and voting power with respect to 971,463 shares of Issuer Common Stock. The following sets forth information with regards to each person with whom the power to vote or to direct the vote or to dispose or to direct the disposition of shares is shared:

                  (i)      Joan B. Moran.

                           (a)      Joan B. Moran is one of the individuals with
whom Mr. Moran shares the power to vote or to direct the vote or to dispose or direct the disposition of shares.

                           (b-c)    Mrs.   Moran's   principal   occupation   is
administrative and human resources assistant at the Issuer. Mrs. Moran's business address and the address of the Issuer is 75 Holly Hill Lane, Greenwich, Connecticut 06830.

                           (d)      During the last five years,  Mrs.  Moran has
not been convicted in any criminal proceedings.

                           (e)      During  the  last  five  years,  Mrs.  Moran
has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                           (f)      Mrs. Moran is a citizen of the United States
of America.

                  (ii)     Anne Moran.

                           (a)      Anne Moran is one of  the  individuals  with
whom Mr. Moran shares the power to vote or to direct the vote or to dispose or direct the disposition of shares.

                           (b-c)    Mrs. Moran is not currently  employed.  Mrs.
Moran's residence address is 25 Doubling Road, Greenwich, Connecticut 06830.

                           (d)      During  the  last five years Mrs.  Moran has
not been convicted in any criminal proceedings.

                           (e)      During  the  last  five  years,  Mrs.  Moran
has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                           (f)      Mrs. Moran is a citizen of the United States
of America.

         (c) Except for the transactions described in Item 3 above, Mr. Moran has not effected any transactions in the securities of the Issuer during the past sixty (60) days.

--------------------------------------------------------------------------------
CUSIP No. 91821B 10 1                                         Page 8 of 10 Pages
--------------------------------------------------------------------------------

         (d) The 4,068,960 shares referenced in Item 5(a) are owned by the following individuals and entities in the following amounts: Frederick A. Moran (125,000 share plus options to purchase 60,000 shares); Joan Moran (options to purchase 4,500 shares); Frederick A. Moran and Joan Moran (930,083 shares); Frederick A. Moran and Anne Moran (41,380 shares); the Moran Equity Fund, Inc. (938 shares); the Luke F. Moran Trust (1,328,660 shares); the Kent F. Moran Trust (1,328,810 shares); Luke F. Moran (22,102 shares); Kent F. Moran (15,671 shares); the Frederick A. Moran, IRA (85,998 shares); the Frederick Moran Trust (90 shares); the Anne Moran Trust (125 shares); the Luke Moran IRA (333 shares); the Kent Moran IRA (333 shares); the Joan Moran IRA (248 shares); Anne Moran (63,643 shares); and the Anne Moran IRA (61,046 shares). Each of these individuals and entities has either the sole, or shares, the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities the beneficial ownership of which is attributed to them. The Kent
F. Moran Trust and the Luke F. Moran Trust each separately owns more than five percent of the outstanding shares of Common Stock of the Issuer.

                  This Statement assumes that all shares referenced in the preceding paragraph are beneficially owned by Mr. Moran due to his family relationship and family association with the individuals and entities in the preceding paragraph and therefore the possibility that Mr. Moran is part of a "group" for the purposes of Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder. However, it is important to note, as referenced in Item 5(b), that Mr. Moran has voting and dispositive power over a very limited number of shares. The filing of this Statement shall not be construed as an admission that Mr. Moran is, for purposes of Section 13(d), or 13(g) of the Act, the beneficial owner of any securities covered by the Statement. The filing of this Statement shall not be construed as an admission that Mr. Moran is part of any "group" for the purposes of Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder. Moreover, Mr. Moran specifically disclaims that he is part of any such group. This disclaimer is based, in part, on the fact that there is neither an agreement, either orally or in writing, among the Moran individuals or Moran entities that Mr. Moran is associated with, nor is there a common plan or goal among such individuals and entities that would give rise to a "group."

                  Pursuant to the terms of a Settlement, Release and Discharge Agreement, dated November 19, 1998 by and among the Issuer, Dr. James C. Roberts, and Mr. Moran, Dr. Roberts transferred 125,000 shares of Issuer Common Stock to Mr. Moran, personally, and authorized Mr. Moran to sell said shares in order to satisfy certain indebtedness Dr. Roberts had to Mr. Moran and his wife, Mr. Moran, the Issuer, and a third-party landlord. According to the Agreement, the proceeds from the sale of said shares will go to pay off Dr. Roberts' indebtedness to the following individuals and entities in the following order:
(1) Mr. Moran and his wife; (2) Mr. Moran; (3) the Issuer; and (4) a third-party landlord.

         (e)      Not applicable.

(1) The 4,068,960 shares are owned by the following individuals and entities in the following amounts: Frederick A. Moran (125,000 share plus options to purchase 60,000 shares); Joan Moran (options to purchase 4,500 shares); Frederick A. Moran and Joan Moran (930,083 shares); Frederick A. Moran and Anne Moran (41,380 shares); the Moran Equity Fund, Inc. (938 shares); the Luke F. Moran Trust (1,328,660 shares); the Kent F. Moran Trust (1,328,810 shares); Luke F. Moran (22,102 shares); Kent F. Moran (15,671 shares); the Frederick A. Moran, IRA (85,998 shares); the Frederick Moran Trust (90 shares); the Anne Moran Trust (125 shares); the Luke Moran IRA (333 shares); the Kent Moran IRA (333 shares); the Joan Moran IRA (248 shares); Anne Moran (63,643 shares); and the Anne Moran IRA (61,046 shares).

         This Statement assumes that all shares referenced in the preceding paragraph are beneficially owned by Mr. Moran due to his family relationship and family association with the individuals and entities in the preceding paragraph and therefore the possibility that Mr. Moran is part of a "group" for the purposes of Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder. However, it is important to note, as referenced in Item 5(b), that Mr. Moran has voting and dispositive power over a very limited number of shares. The filing of this Statement shall not be construed as an admission that Mr. Moran is, for

--------------------------------------------------------------------------------
CUSIP No. 91821B 10 1                                         Page 9 of 10 Pages
--------------------------------------------------------------------------------

purposes of Section 13(d), or 13(g) of the Act, the beneficial owner of any securities covered by the Statement. The filing of this Statement shall not be construed as an admission that Mr. Moran is part of any "group" for the purposes of Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder. Moreover, Mr. Moran specifically disclaims that he is part of any such group. This disclaimer is based, in part, on the fact that there is neither an agreement, either orally or in writing, among the Moran individuals or Moran entities that Mr. Moran is associated with, nor is there a common plan or goal among such individuals and entities that would give rise to a "group."

         Item 6 of the Schedule 13D is amended hereby in its entirety to read:

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities Holder

         The information set forth in Item 3 is hereby incorporated by reference.

         Mr. Moran, together with his wife Joan Moran, has entered into a Securities Purchase Agreement with Issuer dated April 26, 2000 pursuant to which Mr. Moran and Joan Moran purchased 540,000 shares of Issuer common stock for $1,080,000. This agreement contains piggy back registration rights with all registration expenses to be paid by the Issuer.

         Mr. Moran has entered into an Incentive Stock Option Agreement with Issuer, dated March 24, 2000, representing an option to purchase 20,000 shares of Common Stock. The option exercise price is $3.79 per share. The option is fully vested. The option expires five years from the date of grant.

         On November 4, 1999, Mr. Moran signed a Certificate of Selling Security Holders which provided, among other things, that to the extent he sold shares of his included in a Registration Statement on Form S-1 (the "Registration Statement"), he would comply with the Plan of Distribution contained in the Registration Statement.

         A Form of Securities Purchase Agreement for the May 1999 Private Placement, the December Private Placement, and the May Private Placement are attached to the Schedule 13D as Exhibits 1, 2 and 3, respectively. All such Securities Purchase Agreements contained registration rights providing that the Issuer would use reasonable best efforts or best efforts to file a registration statement within a certain number of days of closing in which the shares subject to the Securities Purchase Agreement were included (subject to standard and customary underwriter scale-back provisions and other restrictions) with all registration expenses to be paid by the Issuer. Copies of the Merger Agreement and the Amendment are attached to the Schedule 13D as Exhibit 4 and 5, respectively.

         Mr. Moran has entered into an Incentive Stock Option Agreement with Issuer, dated October 1, 1999, representing an option to purchase 200,000 shares of Common Stock. The option exercise price is $1.38 per share. The option vests 20% per year over five years commencing on the first anniversary of the date of grant. The option expires five years from the date of grant.

         Mr. Moran has entered into an Incentive Stock Option Agreement with the Issuer, dated November 30, 1999, representing an option to purchase 450,000 shares of Common Stock. The option exercise price is $1.03125 per share. The option vests 20% per year over five years commencing on the first anniversary of the date of grant. The option expires five years from the date of grant.

         In connection with a personal loan made by Mr. Moran and his wife to Edwin B. Read and Mary K. Read, Mr. Read, an Issuer employee, has agreed to pledge his Issuer stock options as collateral to guarantee the repayment of the loan. This agreement is documented in a Contractual Short Term Loan Agreement by and between Edwin B. Read and Mary Karen Read and Frederick A. Moran and Joan Moran, dated June 25, 1998.

--------------------------------------------------------------------------------
CUSIP No. 91821B 10 1                                        Page 10 of 10 Pages
--------------------------------------------------------------------------------

         Pursuant to the terms of Settlement, Release and Discharge Agreement, dated November 19, 1998 by and among the Issuer, Dr. James C. Roberts, and Mr. Moran, Dr. Roberts transferred 125,000 shares of Issuer Common Stock to Mr. Moran, personally, and authorized Mr. Moran to sell said shares in order to satisfy certain indebtedness Dr. Roberts had to Mr. Moran and his wife, Mr. Moran, the Issuer, and a third-party landlord. According to the Agreement, the proceeds from the sale of said shares will go to pay off Dr. Roberts' indebtedness to the following individuals and entities in the following order:
(1) Mr. Moran and his wife; (2) Mr. Moran; (3) the Issuer; and (4) a third-party landlord. The Agreement further provides that to the extent more than 25,000 shares remain after satisfying the foregoing indebtedness, Mr. Moran will retain shares in excess of 25,000 for his personal ownership with the remaining 25,000 being surrendered to the Company for cancellation. Finally, the Agreement provides that to the extent 25,000 or fewer shares remain after satisfying the foregoing indebtedness, Mr. Moran will surrender all such remaining shares to the Company for cancellation.

         The descriptions of the above contracts and agreements do not purport to be complete and are qualified in their entirety by reference to the appropriate complete contract or agreement attached as an Exhibit to the
Schedule 13D or the Amendment No. 1. Such Exhibits are incorporated in this Item 6 in their entirety to supplement the appropriate reference or description above.

Item 7.  Material to Be Filed as Exhibits to Amendment No. 1 to the Schedule 13D

10.      Certificate of Selling Security Holders dated November 4, 1999.

11. Incentive Stock Option Agreement by and between VDC Communications, Inc. and Frederick A. Moran, dated March 24, 2000.

12. Securities Purchase Agreement by and between VDC Communications, Inc. and Frederick A. Moran and Joan Moran, joint tenants, dated April 26, 2000.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

May 1, 2000
--------------------------------------------------------------------------------
Date

/s/Frederick A. Moran
--------------------------------------------------------------------------------
Signature

Frederick A. Moran
--------------------------------------------------------------------------------
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)